SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Xinhua China Ltd.
(Name of Issuer)

Common Stock, par value $0.00001
(Title of Class of Securities)

98416Y 10 7
(CUSIP Number)

Michael T. Shannon, Esq.
Devlin Jensen, Barristers & Solicitors
555 W. Hastings St., Suite 2550
Vancouver, B.C., Canada, V6B 4N5
(604) 684-2550
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 2, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP NO.: 98416Y 10 7                                                 13D                                                 Page 2 of 5 Pages

(1)  NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Lily Wang

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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                               (a)  [  ]
       (See Instructions)                                                                                                                                (b)  [  ]

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(3)  SEC USE ONLY

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(4)  SOURCE OF FUNDS (See Intructions)

      OO (See Item 3)

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(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                             [  ]
       PURSUANT TO ITEMS 2(d) OR 2(e)

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(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

       USA

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                        (7)  SOLE VOTING POWER

                              8,619,562

Number of       ---------------------------------------------------------------------------------------------------
Shares              (8)  SHARED VOTING POWER
Beneficially
Owned by               0
Each                ---------------------------------------------------------------------------------------------------
Reporting         (9)  SOLE DISPOSITIVE POWER
Person With

                               8,619,562
                        ---------------------------------------------------------------------------------------------------
                        (10) SHARED DISPOSITIVE POWER

                                0

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(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,619,562

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(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (See Instructions)                                                                                                  [  ]

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CUSIP NO.: 98416Y 10 7                                                 13D                                                 Page 3 of 5 Pages

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        14.12%

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(14) TYPE OF REPORTING PERSON (See Instructions)

        IN

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Item 1.   SECURITY AND ISSUER

              The class of equity securities to which this statement relates is common stock, $0.00001 par value per share (the "Common Stock") of Xinhua China Ltd., a corporation organized under the laws of the State of Nevada (the "Issuer"). The Issuer's registered office is 101 Convention Center Drive, suite 700, Las Vegas, NV 89109. The address of the principal executive offices of the Issuer is B 26F Oriental Kenzo, No. 48, Dongzhimenwai, Dongcheng District, Beijing, P.R. China  100027.

Item 2.   IDENTITY AND BACKGROUND

              (a) - (c)

              Lily Wang’s principal occupation is President of USA Xinyu Co. Ltd. and Chief Financial Officer of Sinovac Biotech Ltd.  Ms. Wang's residential address is 300 Murchison Dr., Suite 202, Millbrae, California  94030.

              (d) - (f)

              During the last five years, Ms. Lily Wang has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, Ms. Wang has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction; and therefore, is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              Ms. Wang is a citizen of the United States.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              Pursuant to a Share Purchase Agreement dated January 21, 2005, entered into between the Issuer, Pac-Poly Investments Limited (“Pac-Poly”), and the Shareholders of Pac-Poly, which included Ms. Lily Wang, the Issuer agreed to purchase and Ms. Wang agreed to sell 1,000,000 common shares in the capital of Pac-Poly in exchange for Ms. Wang being issued 8,619,562 shares of common stock of the Issuer.

CUSIP NO.: 98416Y 10 7                                                 13D                                                 Page 4 of 5 Pages

Item 4.   PURPOSE OF TRANSACTION

              Ms. Lily Wang is currently holding the shares for investment purposes. Ms. Lily Wang has no plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

              (a)  Ms. Lily Wang currently owns 8,619,562 shares of Common Stock of the Issuer which represents approximately 14.12% of the outstanding Common Stock of the Issuer. This percentage is based on 61,056,375 shares of Common Stock issued and outstanding.

              (b)  Ms. Lily Wang has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 8,619,562 shares of Common Stock.

              (c)  Except as otherwise described herein, and to the knowledge of Ms. Lily Wang, Ms. Wang has not affected any transaction in the Common Stock of the Issuer during the past sixty (60) days.

              (d)  Except as otherwise described herein, and to the knowledge of Ms. Lily Wang, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock owned by Ms. Lily Wang.

              (e)  It is inapplicable for the purpose herein to state the date on which Ms. Lily Wang ceased to be an owner of more than five percent (5%) of the Common Stock of the Issuer.

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

              Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Ms. Lily Wang and any other person with respect to the voting or disposition of the shares of Common Stock beneficially owned by Ms. Lily Wang.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS

              Not Applicable as there are no exhibits to be filed with this Schedule13D.

CUSIP NO.: 98416Y 10 7                                                 13D                                                 Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2005                                                                                         /s/ Lily Wang
                                                                                                                            Lily Wang